Miss Cecilia D. Blye	March 5, 2007
Chief Office of Global Security Risk
United States
Securities and Exchange Commission
Washington, D.C.20549-5546
Attention of Division of Corporation Finance

RE:	Continan Communications, Inc
Form 10-K for the fiscal year ended December 31, 2005
File No. 0-49648
Your letter dated February 22, 2007

Dear Miss Blye:

In an effort to comply with the SECs Division of Corporate Finance letter dated February 22, 2007, we would like to report that our company does not currently have, nor does it intend to have in the future, any operations or material contracts in or with any countries that are identified as state sponsors of terrorism by the U.S. State Department and/or subject to U.S. economic sanctions and controls.

We are a long distance company that provides telecommunications services to USA based customers and who make both domestic and international calls via our wireless service.  Exhibit 99.1 of our 8-K dated July 27, 2006 lists the countries (A-Z) that our customers are able to call using our telecom service; with subsequent local service terminated by Tmobile and with international call termination services provided by Sprint and AT&T.  It is important to note that from a historical perspective, we do not have any long distance traffic to any of the previously referred to countries.  Incidentally, the A-Z termination listing is the same with almost any long distance service provider.

We respectfully request that your organization consider these facts and, effectively, close the matter.  We are available at your convenience to discuss the matter further.

Regards

Claude Buchert
Chief Executive Officer

Continan Communications, Inc.
VocalEnvision, Inc. - Vocalyz™
11601 Wilshire Boulevard. Suite 2030. Los Angeles, CA 90025
Tel: 1-310-439-3119. Fax: 1-310-473-8995. Email: contact@1tc.com
Web Site: www.vocalenvision.com